UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-33153

Endeavour Silver Corp.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333- 272755).

The following documents are being submitted herewith:

Exhibit	Description
99.1	Sales Agreement dated December 18, 2023
99.2	Consent of Dale Mah, P. Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: December 18, 2023	/s/ DAN DICKSON
Dan Dickson
CEO